SULTAN MINERALS INC. SUL-TSX VENTURE
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: Investor@langmining.com

April 5, 2005

SUPPL

VIA FEDERAL EXPRESS

RECEIVED
2005 APR -7 A 8:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

05007068

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

Shannon Ross
Corporate Secretary & CFO

Enclosure

United States Sec Filing
April 5, 2005

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. Sultan Minerals Excited by Molybdenum Potential at Jersey-Emerald Mine, BC – dated March 2, 2005.

Correspondence with Securities Commissions

2. Notice of Meeting & Record Date – dated March 1, 2005.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

March 2, 2005

Ticker Symbol: **SUL-TSX Venture**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS EXCITED BY MOLYBDENUM POTENTIAL AT JERSEY-EMERALD MINE, B.C.

Sultan Minerals Inc. (SUL-TSX Venture) has recently received a report that suggests its Jersey-Emerald Property in southeastern British Columbia holds the mineral rights to a potentially large porphyry molybdenum deposit. The molybdenum mineralization was originally identified in historic underground workings and diamond drill holes at the former Emerald Tungsten Mine, which was Canada's second largest tungsten producer. Historic mine records show that the mineralization was encountered within an area measuring 700 metres by 300 metres and remains open in all directions.

Molybdenum, usually occurring as the mineral molybdenite, is a silvery-gray metal commonly referred to as moly. Molybdenum is primarily used as an alloy to strengthen steel and inhibit corrosion, but is also used for high-tech metal alloys, industrial chemicals and as a lubricant. Analysts estimate that the iron and steel industries consume about 80 percent of the world's molybdenum to increase their product's durability and hardness. Roskill Information Services Ltd. reports that about 70 percent of the world's molybdenum is produced as a by-product of copper mines, with only 30 percent being produced as a primary product. **Recently, spot molybdenum prices have been higher than US$30.00 per pound, or approximately ten times historic prices.**

Mr. Ed Lawrence, P.Eng., former mine manager of Placer Dome's Jersey and Emerald Mines was recently contracted by the Company to review the molybdenum potential of the property. His report suggests that there is a possibility of a large porphyry molybdenum deposit on the Jersey-Emerald property.

Mr. Lawrence reports as follows: "Widespread molybdenum occurrences have been noted on this property since the 1930's confirming that the underlying intrusive is molybdenum bearing. Initially moly was found in surface showings on the western slope of Iron Mountain, where the Emerald and Feeney tungsten deposits were later developed. In general, these occurrences consisted of high-grade moly along fracture surfaces, and in skarns associated with tungsten mineralization. Moly in these showings tended to have good grade but limited continuity or potential volume. However, as the tungsten deposits were being developed in the 1940's, 1950's, and 1970's the source of this skarn moly was found to be in a stockwork within the underlying granitic intrusive."

"During the operation of the lead-zinc and the tungsten mines in the period from 1906 to 1973, no specific molybdenum evaluation was carried out. It wasn't until 1981 that a preliminary program was initiated, but unfortunately was curtailed because of falling moly prices. However, this limited work showed that significant moly occurs in a large stockwork of vertical quartz veins found in the underlying intrusive rocks. The best exposure of this mineralization is in the Dodger 4200 Drift North (Dodger 42DrN). This drift is a 5 metre by 5 metre former truck haulage drift that was driven northerly, from near the end of the Dodger 4200 Crosscut East. Mapping of this drift revealed moly in a stockwork of east-west trending quartz veins for the entire distance that the drift was in intrusive; about 330 metres. Above average frequency of moly-bearing veins occurs over a distance of 110 metres in the central area of this exposure. Similar veins but with a north-south trend were also found in this drift, but their moly content is undetermined at this point. The 1981 program was terminated before a detailed sampling program could be carried out on the underground workings. The north end of this drift is still in the intrusive hosted stockwork, therefore it is unknown how far to the north the mineralization continues. At the south end of the exposure the intrusive dips under the development work and drilling is required to determine its potential.

"A second area where the intrusive was revealed was in development of the East Dodger mine, located about 100 metres east of the Dodger 42DrN mentioned earlier. During development work by Placer in the 1970s, moly was found in the typical stockwork described earlier, both in development work and also in diamond drill core. These moly occurrences are probably the easterly extension of the large moly-bearing exposure in the Dodger 42DrN. One remarkable drill core sample ran 4.44% Mo over a 4.0 metre length including a section of 20.8% Mo over 0.8 metres within this intersection. Another intersection in the same general area ran 0.71% Mo over a 2.1 metre length, and another ran 0.60% Mo over a 2.2 meter length. While these may not be representative of the overall grade of the area, these and many other intersections indicate that there is an unusually high distribution of molybdenum in the Dodger area. Further evidence of this was obtained during sampling of a development drift in the same area carried out by Sultan Minerals in 1995. These samples averaged 0.05% Mo over a 57 metre length, with a 12.1 metre section running 0.11% Mo. This drift is about 150 metres north of the high-grade drill intersection mentioned above.

"Also of interest is the occurrence of widespread moly in a similar stockwork located about 700 metres to the west, where it has been intersected by the Invincible Main Haulage decline. Here again, moly is found in a stockwork of vertical quartz veins within an intrusive. The northern extent of the zone is unknown here because in the 1981 moly exploration program, it was not possible to map the decline beyond about 75 metres due to flooding." **In summary, the currently known stockwork-type moly occurrences on the Jersey-Emerald Property are open in all directions, with the greatest potential being to the west of the Dodger 42DrN.**

During the study by Mr. Lawrence, the Company reviewed the logs from some 4,600 drill holes completed by Placer Dome during the 35 year life of the mine. The logs show 392 reported occurrences of molybdenite of which only 45 occurrences were assayed for molybdenum. The Placer Dome assays range from 0.029% Mo to 20.80% Mo with 31 samples carrying greater than 0.10% Mo. Multi-element analyses obtained by Sultan Minerals Inc. during its surface and underground exploration activities from 1995 to 1998 show that many of their samples carry significant concentrations of molybdenum.

Readers are cautioned that the molybdenum assays from Placer Dome's work, quoted in this release, are historical in nature and were compiled before the implementation of NI 43-101 reporting standards. The samples taken by Sultan Minerals Inc. during more recent exploration of the mine workings confirm the presence of important molybdenum concentrations sufficient to encourage exploration for economic deposits of molybdenite.

The company is currently modelling the historic drill data and is plotting the location of all previous molybdenum occurrences. An exploration program consisting of underground sampling and diamond drilling to investigate targets generated from the historic data is being planned. The main objective of initial work will be to establish where the highest grades occur within the stockwork and to establish grade trends. The exploration program is being supervised by Linda Dandy, P.Geo., of P&L Geological Services of Lac Le Jeune, BC. Linda Dandy, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For a complete copy of Mr. Lawrence's report and information on the Company's other projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng. Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

March 1, 2005

Dear Sirs: All applicable Exchanges and Commissions

Subject: SULTAN MINERALS INC

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 86556L100/CA86556L1004/COMMON
3.	CUSIP/Class of Security entitled to vote	: 86556L100/CA86556L1004/COMMON
4.	Record Date for Notice	: 28/04/2005
5.	Record date for Voting	: 28/04/2005
6.	Beneficial Ownership determination date	: 28/04/2005
7.	Meeting Date	: 09/06/2005
8.	Meeting Location	: Vancouver

Yours Truly

"Stacey McgLynn"
Assistant Account Manager
Stock transfer Department
Tel: 604.661.9400 Ext 4204
Fax: 604.661.9401